[redacted]

SI 14047123 IMISSION

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SEC
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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 21374 |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: WRP Investments, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4407 Belmont Avenue
(No. and Street)

Youngstown (City) Ohio (State) 44505 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David M. Pintaric 330-759-2023
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Skoda Minotti
(Name – *if individual, state last, first, middle name*)

6685 Beta Drive (Address) Mayfield Village (City) OH (State) 44143 (Zip Code)

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

3/2/14

# OATH OR AFFIRMATION

I, David M. Pintaric, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WRP Investments, Inc., as of December 31st, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NOTARIAL SEAL
STATE OF OHIO

JEANETTE JAFFEE
Notary Public
In and for the State of Ohio
My Commission Expires
April 15, 2017

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SEC
Mail Processing
Section

FEB 28 2014

Washington DC
404

WRP INVESTMENTS INC

4407 Belmont Avenue
Youngstown, Ohio 44505
Toll Free: 800.589.2023
Telephone: 330.759.2023
FAX: 330.759.2046

February 27, 2014

Securities & Exchange Commission
Registrations Branch
Mail Stop 8031
100 F. Street, NE
Washington, DC. 20549

RE: Audited Financial Report

To Whom It May Concern:

Enclosed you will find WRP Investments, Inc.'s Audited Financial Report for the fiscal year of January 1 through December 31, 2013.

If you should have any questions, please feel free to contact me.

Sincerely,

Stephanie Bova
Director of Operations
WRP Investments, Inc.
330-759-2023, Ext. 237
steph.bova@wrp-investments.com

Enclosures

HATTERAS
FUNDS

February 27, 2014

Securities and Exchange Commission
Registrations Branch
Mail Stop 8031
100 F Street, NE
Washington, DC 20549

SEC
Mail Processing
Section
FEB 28 2014
Washington DC
404

Dear Sir or Madam:

Re: Hatteras Capital Distributors LLC
CRD # 143365
SEC File 8-67555

Please find enclosed two copies of the Financial Statements, Supplemental Schedule and Report on Internal Control Required by SEC Rule 17a-5(g)(1) for Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3 for the Year Ended December 31, 2013 for Hatteras Capital Distributors, LLC. A copy has also been filed with the Regional Office in Atlanta.

Should have you any questions or comments on the 2013 Annual Report, please do not hesitate to contact me at the numbers or addresses listed below.

Sincerely,

Lance Baker
Chief Financial Officer and FinOp
Hatteras Capital Distributors LLC
email: lance.baker@hatterasfunds.com

WRP INVESTMENTS, INC. AND AFFILIATE

CONSOLIDATED FINANCIAL STATEMENTS
WITH ADDITIONAL INFORMATION

YEAR ENDED DECEMBER 31, 2013

SKODA MINOTTI

CPAs, BUSINESS & FINANCIAL ADVISORS

Delivering on the Promise.

WRP INVESTMENTS, INC. AND AFFILIATE

YEAR ENDED DECEMBER 31, 2013

TABLE OF CONTENTS

SKODA MINOTTI
CPAs, BUSINESS & FINANCIAL ADVISORS

Delivering on the Promise.

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS
WRP INVESTMENTS, INC. AND AFFILIATE

We have audited the accompanying consolidated statement of financial condition of WRP Investments, Inc. and Affiliate (the Company) as of December 31, 2013, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of WRP Investments, Inc. and Affiliate as of December 31, 2013, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the consolidated financial statements taken as a whole. The accompanying supplementary financial information on pages 11-13 is presented for the purpose of additional analysis and is not a required part of the consolidated basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. The supplemental financial information on pages 11-15 is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the consolidated financial statements. The information has been subjected to the auditing procedures applied in the audit of the consolidated financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the consolidated financial statements or to the consolidated financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

SKODA MINOTTI

Skoda Minotti

Cleveland, Ohio
February 19, 2014

Akron | 3320 W. Market Street, Suite 300, Fairlawn, Ohio 44333 | ph 330 668 1100 | fx 440 646 1615
Cleveland | 6685 Beta Drive, Mayfield Village, Ohio 44143 | ph 440 449 6800 | fx 440 646 1615
Skoda Minotti | Certified Public Accountants | www.skodaminotti.com
AKRON | CLEVELAND | TAMPA

WRP INVESTMENTS, INC. AND AFFILIATE

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2013

ASSETS

| | | |
|---|---|---|
| Cash and cash equivalents | $ 1,928,249 | |
| Cash - held in escrow | 100,000 | $ 2,028,249 |
| Commissions receivable | | 756,314 |
| Marketable securities | | 60,573 |
| Other assets | | 1,150 |
| | | 2,846,286 |
| Building improvements | 51,575 | |
| Property and equipment | 52,017 | |
| Office equipment | 188,404 | |
| | 291,996 | |
| Less: Accumulated depreciation | (257,717) | 34,279 |
| Deposit | | 10 |
| | | $ 2,880,575 |

LIABILITIES

| | | |
|---|---|---|
| Commissions payable | | $ 713,718 |
| Capital lease obligations | | 8,019 |
| Accounts payable | | 56,252 |
| Accrued expenses | | 3,929 |
| | | 781,918 |

STOCKHOLDERS' EQUITY

| | | |
|---|---|---|
| COMMON STOCK | $ 50,500 | |
| ADDITIONAL PAID-IN CAPITAL | 106,466 | |
| RETAINED EARNINGS | 1,941,691 | 2,098,657 |
| | | $ 2,880,575 |

The accompanying notes are an integral part of these consolidated financial statements.

WRP INVESTMENTS, INC. AND AFFILIATE

CONSOLIDATED STATEMENT OF INCOME

YEAR ENDED DECEMBER 31, 2013

| | | PERCENTAGE OF REVENUE |
|---|---|---|
| REVENUE | | |
| Commission income | $ 39,390,112 | 81.7 % |
| Advisory fee income | 7,665,212 | 15.9 |
| License fee and event revenues | 1,158,685 | 2.4 |
| Interest income | 4,720 | .0 |
| | 48,218,729 | 100.0 |
| EXPENSES | | |
| Bank charges | 1,423 | .0 |
| Building maintenance | 21,858 | .0 |
| Commissions | 42,534,353 | 88.2 |
| Depreciation | 1,322 | .0 |
| Event expenses | 50 | .0 |
| Insurance | 515,230 | 1.1 |
| Interest | 893 | .0 |
| Licenses and fees | 717 | .0 |
| Meals and entertainment | 12,462 | .0 |
| Office and miscellaneous | 301,138 | .6 |
| Payroll taxes | 139,104 | .3 |
| Professional fees | 362,393 | .8 |
| Real estate and other taxes | 16,801 | .0 |
| Recruiting fees | 28,177 | .1 |
| Regulatory fees and expenses | 486,573 | 1.0 |
| Rent | 86,700 | .2 |
| Retirement plans | 128,441 | .3 |
| Salaries and wages | 1,366,133 | 2.8 |
| Technology fees | 469,156 | 1.0 |
| Travel | 4,377 | .0 |
| Unrealized loss on marketable securities | 1,028 | .0 |
| Utilities | 32,015 | .1 |
| | 46,510,344 | 96.5 |
| NET INCOME | $ 1,708,385 | 3.5 % |

The accompanying notes are an integral part of these consolidated financial statements.

WRP INVESTMENTS, INC. AND AFFILIATE

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

YEAR ENDED DECEMBER 31, 2013

| | Common Stock | Additional Paid-In Capital | Retained Earnings | Total |
|---|---|---|---|---|
| Balance at December 31, 2012 | $ 50,500 | $ 106,466 | $ 1,555,627 | $ 1,712,593 |
| Net income | - | - | 1,708,385 | 1,708,385 |
| Distributions paid | - | - | (1,322,321) | (1,322,321) |
| Balance at December 31, 2013 | $ 50,500 | $ 106,466 | $ 1,941,691 | $ 2,098,657 |

The accompanying notes are an integral part of these consolidated financial statements.

WRP INVESTMENTS, INC. AND AFFILIATE

CONSOLIDATED STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2013

| | | |
|---|---|---|
| CASH FLOWS FROM OPERATING ACTIVITIES: | | |
| Net income | | $ 1,708,385 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | |
| Add back: Items not affecting cash | | |
| Depreciation expense | $ 1,322 | |
| Unrealized loss on marketable securities | 1,028 | |
| Cash provided by (used in) changes in the following items: | | |
| Increase in commissions receivable | (102,543) | |
| Increase in marketable securities | (31,018) | |
| Decrease in other assets | 1,240 | |
| Increase in commissions payable | 59,948 | |
| Decrease in accounts payable | (56,271) | |
| Decrease in accrued expenses | (224,139) | (350,433) |
| Net cash provided by operating activities | | 1,357,952 |
| CASH FLOWS FROM INVESTING ACTIVITIES: | | |
| Acquisitions of property and equipment | | (50) |
| CASH FLOWS FROM FINANCING ACTIVITIES: | | |
| Distributions paid | (1,322,321) | |
| Repayments of capital lease obligations | (10,851) | |
| Net cash used in financing activities | | (1,333,172) |
| NET INCREASE IN CASH AND CASH EQUIVALENTS | | 24,730 |
| CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR | | 2,003,519 |
| CASH AND CASH EQUIVALENTS - END OF YEAR | | $ 2,028,249 |

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:

| | | |
|---|---|---|
| CASH PAID DURING THE YEAR FOR: | | |
| INTEREST | $ 893 | |
| LOCAL INCOME TAXES | $ 2,203 | |

The accompanying notes are an integral part of these consolidated financial statements.

WRP INVESTMENTS, INC. AND AFFILIATE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Businesses

WRP Investments, Inc. (Investments) was incorporated in 1976 in the state of Ohio and is a broker-dealer registered with the Securities and Exchange Commission (SEC), a member of the Financial Industry Regulatory Authority (FINRA), and engaged in managed accounts. All trades are cleared and settled through a clearing house, which is a member of the New York Stock Exchange and the Securities Investor Protection Corporation. WRP Associates, Inc. (Associates) is the management company for Investments.

Principles of Consolidation

The consolidated financial statements include the accounts of Investments and Associates (collectively, the Company). All material intercompany transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments, such as money market deposits, to be cash equivalents.

Deposits

The Company maintains a $100,000 escrow deposit with their clearing house. The Company is also required to maintain $200,000 of net capital by their clearing house.

Marketable Securities

Marketable securities consist of listed securities that are considered to be available-for-sale and are reported at fair value. In accordance with industry accounting practices, any unrealized gain or loss on marketable equity securities is recognized currently in earnings. The cost of the marketable securities is approximately $30,000.

Commissions Receivable

Receivables are stated at the amount management expects to collect from outstanding balances related to commission fees. Since these relate to commission fees receivable from customers, an allowance for doubtful accounts is not deemed necessary by management nor is it required according to the computation for determination of reserve requirements pursuant to Rule 15c3-3.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Property and Equipment

Property and equipment are recorded at cost. Depreciation of property and equipment is provided by the use of accelerated and straight-line methods over the following estimated useful lives of the assets:

| | | |
|---|---|---|
| Building improvements | 39 | years |
| Property and equipment | 7 | years |
| Office equipment | 5 | years |

Repairs and maintenance are expensed as incurred.

Commissions Payable

Commissions payable represent amounts due to the Company's registered representatives at the end of the month. These amounts are generally paid by the fifteenth day of the following month.

Revenue Recognition

Commission income and related commission expenses are recorded on a trade date basis as securities transactions occur.

Income Taxes

Investments and Associates have elected under the Internal Revenue Code to be taxed as S Corporations. S Corporation status provides for corporate taxable income to be taxed at the stockholder level. Therefore, no provision or liability for Federal income or state taxes has been included in these consolidated financial statements.

The Company files income tax or information returns in the U.S. Federal jurisdiction, and various state and local jurisdictions. The Company currently has no uncertain tax positions that have been taken and believes it can defend its tax returns to any tax jurisdiction. The Company is no longer subject to examination by tax authorities for years before 2010.

Subsequent Events

The Company evaluated subsequent events through February 19, 2014, the date these financial statements were available to be issued. There were no material subsequent events that required recognition or additional disclosure in these financial statements.

2. NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital equivalent to the greater of $50,000 or 1/15th of aggregate indebtedness. At December 31, 2013, the Company exceeded all net capital requirements.

## 3. LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

There were no borrowings subordinated to the claims of general creditors as of December 31, 2013.

## 4. FAIR VALUE OF INVESTMENTS

GAAP establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into the following three broad categories:

- Level 1 – Quoted unadjusted prices for identical instruments in active markets to which the Company has access at the date of measurement.
- Level 2 – Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets. Level 2 inputs are those in markets for which there are few transactions, the prices are not current, little public information exists, or in instances where prices vary substantially over time or among brokered market makers.
- Level 3 – Model derived valuations in which one or more significant inputs of significant value drivers are unobservable. Unobservable inputs are those inputs that reflect the Company's own assumptions that market participants would use to price the assets or liabilities based on the best available information.

All of the Company's investments are Level 1.

## 5. CAPITAL LEASE OBLIGATIONS

At December 31, 2013, capital lease obligations consisted of the following:

| | |
|---|---|
| Capital lease payable to a finance company in monthly payments of $563 through March 2015; including interest at 7.945%; collateralized by specific equipment with a net book value of $0. | $ 8,019 |

Future minimum rentals under these non-cancelable capital leases are as follows:

| YEAR ENDING DECEMBER 31, | |
|---|---|
| 2014 | $ 6,760 |
| 2015 | 1,690 |
| | 8,450 |
| Less: Interest included in capital lease obligation | (431) |
| | $ 8,019 |

## 6. EMPLOYEE BENEFIT PLANS

The Company sponsors a defined contribution safe harbor 401(k) profit sharing plan covering all employees that have completed at least one year of service. The contributions to the plan are determined at the Company's discretion each year. Contributions to the plan totaled $128,441 for the year ended December 31, 2013 and are included in retirement plans expense in the accompanying consolidated statement of income.

The Company also sponsors a cash balance pension plan covering certain employees of the Company. The plan is a defined benefit plan which requires an actuarial study to determine funding requirements of the plan. As of the date of this report, the actuarial study was not available. Company contributions during the year ended December 31, 2013 were $223,949 (applicable to the 2012 plan year and recorded as an expense for the year ended December 31, 2012). No accrual or contribution was required for the 2013 plan year. Total assets of the cash balance pension plan at December 31, 2013 are $494,422, comprised of $402,191 in cumulative Company contributions and $92,231 of investment gains.

## 7. COMMON STOCK

Shares of no par value stock at December 31, 2013 are as follows:

| | Investments | Associates |
|---|---|---|
| Authorized | 10,000 | 850 |
| Issued and outstanding | 8,000 | 100 |

WRP INVESTMENTS, INC.

SUPPLEMENTARY FINANCIAL INFORMATION

YEAR ENDED DECEMBER 31, 2013

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENT TO RULE 15c3-3
Not applicable due to the exemption under Section (k)(2)(I) of Rule 15c3-3.

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3
Not applicable due to the exemption under Section (k)(2)(I) of Rule 15c3-3.

RECONCILIATION BETWEEN NET CAPITAL COMPUTATION AND RESERVE REQUIREMENT COMPUTATION
There are no material differences between the computation of net capital under Rule 15c3-1 as prepared by the Company and filed with their most recent Part IIA unaudited report and schedule included with these statements.

The Company did not file the computation for determination of the reserve requirements under Exhibit A of Rule 15c3-3 due to the exemption under Section (k)(2)(I) of Rule 15c3-3.

See the Report of Independent Registered Public Accounting Firm.

WRP INVESTMENTS, INC. AND AFFILIATE

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

DECEMBER 31, 2013

| FORM X-17A-5 LINE | | |
|---|---|---|
| **COMPUTATION OF NET CAPITAL:** | | |
| 1 | Total stockholder's equity from statement of financial condition | $ 2,098,657 |
| 2 | Less: Stockholder's equity not allowable for net capital | (708,637) |
| 3 | Total stockholder's equity qualified for net capital | 1,390,020 |
| 6D | Total other deductions | (611,462) |
| 8 | Net capital before haircuts on security positions | 778,558 |
| 9 | Haircuts on securities pursuant to 15c3-1 | (3,532) |
| 10 | Net capital | $ 775,026 |
| **COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:** | | |
| 11 | Minimum net capital required | $ 50,789 |
| 12 | Minimum dollar requirement | $ 50,000 |
| 13 | Net capital requirement | $ 50,789 |
| 14 | Excess net capital | |
| | Net capital | $ 775,026 |
| | Less: Net capital requirement | (50,789) |
| | Total | $ 724,237 |
| 15 | Net capital less the greater of 10% of line 19 or 120% of line 12 | $ 698,843 |
| **AGGREGATE INDEBTEDNESS:** | | |
| 16 and 19 | Aggregate indebtedness liabilities | $ 761,830 |
| 20 | Percent of aggregate indebtedness to net capital | 98.30% |
| 21 | Percent of debt to debt-equity computed in accordance with Rule 15c3-1 | 0% |

See the Report of Independent Registered Public Accounting Firm.

WRP INVESTMENTS, INC.

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 17a-5(d)(4)

DECEMBER 31, 2013

| | AUDITED | UNAUDITED | INCREASE (DECREASE) |
|---|---|---|---|
| COMPUTATION OF NET CAPITAL: | | | |
| Total stockholders' equity from statement of financial condition | $ 1,390,020 | $ 1,390,020 | $ - |
| Other deductions | (611,462) | (611,462) | - |
| Haircuts on securities pursuant to 15c3-1 | (3,532) | (3,532) | - |
| Net capital | $ 775,026 | $ 775,026 | $ - |
| COMPUTATION OF BASIC NET CAPITAL REQUIREMENT: | | | |
| Minimum dollar requirement | $ 50,000 | $ 50,000 | $ - |
| Net capital requirement | $ 50,000 | $ 50,000 | $ - |
| Excess net capital | | | |
| Net capital | $ 775,026 | $ 775,026 | $ - |
| Less: Net capital requirement | (50,000) | (50,000) | - |
| Total | $ 725,026 | $ 725,026 | $ - |
| Net capital, less certain adjustments | $ 698,843 | $ 698,843 | $ - |
| AGGREGATE INDEBTEDNESS: | | | |
| Aggregate indebtedness liabilities | $ 761,830 | $ 761,830 | $ - |
| Percent of aggregate indebtedness to net capital | 98.30% | 98.30% | - |
| Percent of debt to debt-equity computed in accordance with Rule 15c3-1 | 0% | 0% | - |

See the Report of Independent Registered Public Accounting Firm.

WRP INVESTMENTS, INC. AND AFFILIATE

CONSOLIDATING STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2013

ASSETS

| | WRP INVESTMENTS, INC. | WRP & ASSOCIATES, INC. | CONSOLIDATED |
|---|---|---|---|
| Cash and cash equivalents | $ 1,268,472 | $ 659,777 | $ 1,928,249 |
| Cash - held in escrow | 100,000 | - | 100,000 |
| Commissions receivable | 756,314 | - | 756,314 |
| Marketable securities | 27,064 | 33,509 | 60,573 |
| Other assets | - | 1,150 | 1,150 |
| | 2,151,850 | 694,436 | 2,846,286 |
| Building improvements | - | 51,575 | 51,575 |
| Property and equipment | - | 52,017 | 52,017 |
| Office equipment | - | 188,404 | 188,404 |
| | - | 291,996 | 291,996 |
| Less: Accumulated depreciation | - | (257,717) | (257,717) |
| | - | 34,279 | 34,279 |
| Deposit | - | 10 | 10 |
| | $ 2,151,850 | $ 728,725 | $ 2,880,575 |

LIABILITIES

| | | | |
|---|---|---|---|
| Commissions payable | $ 713,718 | $ - | $ 713,718 |
| Capital lease obligations | - | 8,019 | 8,019 |
| Accounts payable | 48,112 | 8,140 | 56,252 |
| Accrued expenses | - | 3,929 | 3,929 |
| | 761,830 | 20,088 | 781,918 |

STOCKHOLDERS' EQUITY

| | | | |
|---|---|---|---|
| COMMON STOCK | 500 | 50,000 | 50,500 |
| ADDITIONAL PAID-IN CAPITAL | 106,466 | - | 106,466 |
| RETAINED EARNINGS | 1,283,054 | 658,637 | 1,941,691 |
| | 1,390,020 | 708,637 | 2,098,657 |
| | $ 2,151,850 | $ 728,725 | $ 2,880,575 |

See the Report of Independent Registered Public Accounting Firm.

WRP INVESTMENTS, INC. AND AFFILIATE

CONSOLIDATING STATEMENT OF INCOME

YEAR ENDED DECEMBER 31, 2013

| | WRP INVESTMENTS, INC. | WRP & ASSOCIATES, INC. |
|---|---|---|
| REVENUE | | |
| Commission income | $ 39,390,112 | $ - |
| Advisory fee income | 7,665,212 | - |
| Management fee income | - | 2,000,000 |
| License fee and event revenues | 1,036,889 | 121,796 |
| Interest income | 4,640 | 80 |
| | 48,096,853 | 2,121,876 |
| EXPENSES | | |
| Bank charges | 641 | 782 |
| Building maintenance | - | 21,858 |
| Commissions | 42,534,353 | - |
| Depreciation | - | 1,322 |
| Event expenses | - | 50 |
| Insurance | 474,382 | 40,848 |
| Interest | - | 893 |
| Licenses and fees | - | 717 |
| Management fees | 2,000,000 | - |
| Meals and entertainment | - | 12,462 |
| Office and miscellaneous | 161,961 | 139,177 |
| Payroll taxes | 42,775 | 96,329 |
| Professional fees | 339,013 | 23,380 |
| Real estate and other taxes | - | 16,801 |
| Recruiting fees | 28,177 | - |
| Regulatory fees and expenses | 486,573 | - |
| Rent | - | 86,700 |
| Retirement plans | 223,949 | (95,508) |
| Salaries and wages | 283,000 | 1,083,133 |
| Technology fees | 469,156 | |
| Travel | - | 4,377 |
| Unrealized loss on marketable securities | 1,028 | - |
| Utilities | - | 32,015 |
| | 47,045,008 | 1,465,336 |
| NET INCOME | $ 1,051,845 | $ 656,540 |

| ELIMINATIONS | CONSOLIDATED |
|---|---|
| $ - | $ 39,390,112 |
| - | 7,665,212 |
| (2,000,000) | - |
| - | 1,158,685 |
| - | 4,720 |
| (2,000,000) | 48,218,729 |
| | |
| - | 1,423 |
| - | 21,858 |
| - | 42,534,353 |
| - | 1,322 |
| - | 50 |
| - | 515,230 |
| - | 893 |
| - | 717 |
| (2,000,000) | - |
| - | 12,462 |
| - | 301,138 |
| - | 139,104 |
| - | 362,393 |
| - | 16,801 |
| - | 28,177 |
| - | 486,573 |
| - | 86,700 |
| | 128,441 |
| - | 1,366,133 |
| - | 469,156 |
| - | 4,377 |
| - | 1,028 |
| - | 32,015 |
| (2,000,000) | 46,510,344 |
| | |
| $ - | $ 1,708,385 |

See the Report of Independent Registered Public Accounting Firm.

SKODA MINOTTI

CPAs, BUSINESS & FINANCIAL ADVISORS

Delivering on the Promise.

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

TO THE BOARD OF DIRECTORS
WRP INVESTMENTS, INC. AND AFFILIATE

In planning and performing our audit of the consolidated financial statements and supplementary financial information of WRP Investments, Inc. and Affiliate (the Company), as of and for the year ended December 31, 2013, in accordance with the standards of the Public Company Accounting Oversight Board (United States), we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate as of and for the year ended December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

SKODA MINOTTI

Skoda Minotti

Cleveland, Ohio
February 19, 2014

SKODA MINOTTI
CPAs, BUSINESS & FINANCIAL ADVISORS

Delivering on the Promise.

## REPORT OF INDEPENDENT REGISTERED ACCOUNTANTS ON APPLYING AGREED-UPON PROCEDURES

TO THE BOARD OF DIRECTORS
WRP INVESTMENTS, INC. AND AFFILIATE

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2013, which were agreed to by WRP Investments, Inc. and Affiliate (WRP) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating WRP's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). WRP's management is responsible for WRP's compliance with those requirements. The agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries, noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 (FOCUS Report) for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not, conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to and should not be used by anyone other than these specified parties.

SKODA MINOTTI

Skoda Minotti

Cleveland, Ohio
February 19, 2014

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